EXHIBIT 99.1

Old Dominion Freight Line, Inc.
2013 Selected LTL Statistics

Selected LTL operating statistics for Old Dominion Freight Line, Inc. are presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Item 2 of this Form 10-Q. The LTL operating statistics for the 2013 quarterly and annual periods are provided for comparative purposes in the table below.

	Quarter				Annual
	First	Second	Third	Fourth
LTL intercity miles (in thousands)	99,766	108,182	111,566	110,195	429,709
LTL tons (in thousands)	1,475	1,622	1,640	1,588	6,325
LTL shipments (in thousands)	1,845	2,032	2,079	1,986	7,942
Revenue per hundredweight	$17.71	$17.70	$18.32	$18.03	$17.95
Revenue per hundredweight, excluding fuel surcharges	$14.68	$14.80	$15.30	$15.10	$14.98